

FUEGO FINO, INC.

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

Dated: March 30th, 2020

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
FUEGO FINO, INC.

Fuego Fino, Inc., a corporation organized and existing under Florida Business Corporation Act (hereinafter called the "Corporation"), original incorporated on May 10, 2017, DOES HEREBY CERTIFY:

FIRST: These Articles of Amendment were adopted by the Board of Directors on March 30th, 2020. Shareholder action was not required.

SECOND: That pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Articles of Incorporation, as amended, of the Corporation (the "Articles of Incorporation"), the Board of Directors previously adopted the following resolutions:

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RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, the Preferred Stock shall have one vote per share of stock;

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, the Series C Preferred Stock shall be convertible into Class A Common Stock on a 1 to 50 basis (one series C preferred share for fifty Class A common shares) at the election of the Board of Directors, (the "Series C Conversion Preference");

RESOLVED, The Preferred stockholders will vote together with the Common Stock on as-converted basis, and not as a separate class except as specifically provided herein or as otherwise required by law. The Common Stock may be increased or decreased by the vote of holders of a majority of the Common Stock and Preferred Share(s) voting together on an as-if-converted basis, and without a separate class vote.

RESOLVED, In the event of any liquidation or winding up of the Company, the holders of the Preferred Shares shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the Purchase Price plus any declared but unpaid dividends (the "Liquidation Preference").

After the payment of the Liquidation Preference to the holders of Preferred Shares, the remaining assets shall be distributed ratably to the holders of the Common Stock and the Preferred Share(s)on a common equivalent basis.

A merger, acquisition, sale of voting control in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation or sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation. Any acquisition agreement that provides for escrowed or other contingent consideration will provide that the allocation of such contingent amounts properly accounts for the liquidation preference of the Preferred Stock.

RESOLVED, FURTHER, that any executive officer of the Corporation be and hereby is authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Florida law.

SAID AMENDMENT WAS DULY ADOPTED IN ACCORDANCE WITH THE PROVISIONS OF THE FLORIDA BUSINESS CORPORATIONS ACT.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 30th day of March, 2020.

/s/ Jessica Contreras
_____

Jessica Contreras, Chairwoman of the Board of Directors



FUEGO FINO, INC.

Certificate of Designation For Series C Preferred Stock

Dated: March 30th, 2020

FUEGO FINO, INC
CERTIFICATE OF DESIGNATIONS OF PREFERENCES, RIGHTS AND LIMITATIONS
OF
Series C PREFERRED STOCK
PURSUANT TO SECTION 607.0602 OF THE FLORIDA BUSINESS CORPORATION ACT

Fuego Fino, Inc., a corporation organized and existing under Florida Business Corporation Act (hereinafter called the "Corporation"), original incorporated on May 10, 2017, in accordance with the provisions of Section 607.0602 thereof, DOES HEREBY CERTIFY:

FIRST: These Articles of Amendment were adopted by the Board of Directors on March 30st, 2020 in the manner prescribed by Section 607.1002 of the Florida Business Corporation Act. Shareholder action was not required.

SECOND: That pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Articles of Incorporation, as amended, of the Corporation (the "Articles of Incorporation"), the Board of Directors adopted the following resolution on March 30th, 2020 designating 1,000,000 shares of the Company's authorized preferred stock as "Series C Preferred Stock":

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, a series of Preferred Stock, having a no par value, of the Corporation be and hereby is created, and that the designation and number of shares thereof, and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

TERMS OF
Series C PREFERRED STOCK

One million (1,000,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "Series C Preferred Stock" with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations.

1. **Voting.** The Preferred Stock shall have one vote per share of stock;

2. **Conversion Preference.** The Series C Preferred Stock shall be convertible into Class A Common Stock on a 1 to 50 basis (one Series C preferred share for fifty Class A common shares) at the election of the Board of Directors.

3. **Voting.** The Preferred stockholders will vote together with the Common Stock on an as-converted basis, and not as a separate class except as specifically provided herein or as otherwise required by law. The Common Stock may be increased or decreased by the vote of holders of a majority of the Common Stock and Preferred Share(s) voting together on an as-if-converted basis, and without a separate class vote.

4. **Liquidation, Dissolution, or Winding Up.** In the event of any liquidation or winding up of the Company, the holders of the Preferred Shares shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the Purchase Price plus any declared but unpaid dividends (the "Liquidation Preference").

(a) After the payment of the Liquidation Preference to the holders of Preferred Shares, the remaining assets shall be distributed ratably to the holders of the Common Stock and the Preferred Share(s)on a common equivalent basis.

(b) A merger, acquisition, sale of voting control in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation or sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation. Any acquisition agreement that provides for escrowed or other contingent consideration will provide that the allocation of such contingent amounts properly accounts for the liquidation preference of the Preferred Stock.

RESOLVED, FURTHER, that any executive officer of the Corporation be and they hereby is authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Florida law.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 30th day of March, 2020.

/s/ Jessica Contreras
_____

Jessica Contreras, Chairwoman of the Board of Directors

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF Series C PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series C Preferred Stock indicated below, into shares of common stock, par value $0.01 per share (the "Common Stock"), of FUEGO FINO, INC. a Florida corporation (the "Company"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any. Conversion calculations:

Date to Effect Conversion: _____

Number of shares of Common Stock owned prior to Conversion: _____

Number of shares of Series C Preferred Stock to be Converted: _____

Value of shares of Series C Preferred Stock to be Converted: _____

Number of shares of Common Stock to be Issued: _____

Certificate Number of Series C Preferred Stock attached hereto:_____

Number of Shares of Series C Preferred Stock represented by attached certificate:_____

Number of shares of Series C Preferred Stock subsequent to Conversion: _____

[HOLDER]

By: _____

Name: _____

Title:_____